United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 11-K
__________________________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended: December 31, 2022

OR
[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______ to ______
Commission File Number 1-7107
 __________________________________

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN

 LOUISIANA-PACIFIC CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	1-7107	93-0609074
(State or other jurisdiction of incorporation or organization)	Commission File Number	(IRS Employer Identification No.)
1610 West End Ave., Suite 200, Nashville, TN 37203
(Address of principal executive offices) (Zip Code)
Registrant’s telephone number, including area code: (615) 986-5600
 __________________________________

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN
TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements as of and for the Years Ended December 31, 2022 and 2021:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule as of December 31, 2022:
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	10

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibits	11

Signature Page	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of the Louisiana-Pacific 401(k) and Profit Sharing Plan and the Finance and Audit Committee of Louisiana-Pacific Corporation:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Louisiana-Pacific 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2014.
/s/ FRAZIER & DEETER, LLC
Nashville, TN
June 27, 2023

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
Dollar amounts in thousands
	As of December 31,
	2022	2021

ASSETS:

Investments - at fair value:
Mutual funds	$100,923	$146,133
Collective trust funds	247,879	290,990
Louisiana-Pacific Corporation common stock	34,969	50,628
	383,771	487,751
Investments - at contract value:
Stable Value Fund	56,706	49,274
Total investments	440,477	537,025

Receivables:
Notes receivable from participants	6,380	6,758
Employer contributions	11,987	11,900
Total receivables	18,367	18,658

Total assets	458,844	555,683

LIABILITIES:
Accrued administrative expenses	92	118

Total liabilities	92	118

NET ASSETS AVAILABLE FOR BENEFITS	$458,752	$555,565

See notes to financial statements.

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Dollar amounts in thousands
	For Years Ended December 31,
	2022	2021

ADDITIONS:
Contributions:
Employer contributions	$22,920	$21,159
Participant contributions	31,160	19,723
Total contributions	54,080	40,882

Investment income (loss):
Dividend and interest income	5,940	11,458
Net (depreciation) appreciation in fair value of investments
(including realized gains and losses)	(100,285)	82,050
Other income (loss)	(48)	418
Net investment income (loss)	(94,393)	93,926

Interest income on notes receivable from participants	314	370

Total additions	(39,999)	135,178

DEDUCTIONS:
Administrative expenses	808	504
Benefits paid to participants	56,006	48,875
Total deductions	56,814	49,379

NET (DECREASE) INCREASE	(96,813)	85,799

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	555,565	469,766

End of year	$458,752	$555,565

See notes to financial statements.

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
1.    DESCRIPTION OF PLAN
The following description of the Louisiana-Pacific ("LP") 401(k) and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for detailed information. All dollar amounts are shown in thousands except share amounts.
General - The Plan was initially adopted in 2000 and amended and restated effective January 1, 2022. The Plan is a defined contribution plan covering all U.S. salaried and hourly employees of Louisiana-Pacific Corporation (the “Company” or “LP”), except those members of a collective bargaining unit, certain temporary or leased employees, and nonresident aliens who receive no U.S. source income. The Plan is designed to comply with applicable provisions of the Internal Revenue Code (the “IRC”) and the Employee Retirement Income Security Act of 1974 ("ERISA") as amended. Any employee noted above may become a participant immediately upon hire. The Plan is administered by an administrative committee (the “Plan Administrator”) comprised of a minimum of three members appointed by LP.
Contributions - Contributions to the Plan include (i) compensation reduction contributions authorized by participants, (ii) non-discretionary matching contributions made by LP, (iii) discretionary profit-sharing contributions made by LP, and (iv) participant rollovers from other qualified plans or conduit Individual Retirement Arrangements.
Participants may elect to contribute a pre-tax and/or Roth percentage of their compensation to the Plan each year, subject to limitations, as defined in the Plan document and set by the IRC. Pre-tax contributions are excluded from the participant's taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan or elect a different percentage for their contribution. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in an age-appropriate target fund until changed by the participant. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.
LP matches contributions at 100% of the first 4% and 50% of the next 2% of eligible compensation deferred. LP can also make a discretionary profit sharing contribution. During the year ended December 31, 2022 and 2021, discretionary profit-sharing contributions were $10,720 and $10,647, respectively. Participants may direct the investment of their contributions and the employer contributions into various investment options offered by the Plan. Participants must be employed on the last day of the Plan year to receive profit-sharing contributions.
Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant's account is credited with the participant's contribution, the Company's non-discretionary matching contribution, and allocations of the Company's discretionary profit sharing contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.
Vesting - Participants are immediately 100% vested in their own contributions.
A participant shall become fully vested in employer contributions to the Plan upon the first of the following events to occur while employed by LP:
•Completion of three years of service for the profit-sharing contributions
•Completion of two years of service for the matching contributions

•Death
•Attainment of age 65
Payment of Benefits - Participants become eligible upon the occurrence of any one of the following:
•Normal retirement of the participant at age 65
•Death of the participant
•Termination of employment
•Age 59 1/2 (distribution restricted to pre-tax elective account and Roth elective account)
On termination of service, a participant may generally elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments. If the participant has an account balance less than $1,000, installment payments or partial distributions are not permitted, and distribution to a participant or beneficiary will be made in a lump-sum or distributed to an IRA.
Notes Receivable from Participants - Participants may borrow from their fund accounts up to a maximum of $50 or 50% of their vested account balance, whichever is less, for a period of no more than four years. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with the prime rate plus 1% at the time funds are borrowed as determined by the Plan Administrator. At December 31, 2022, interest rates range from 4.25% to 8.00%. Principal and interest are paid ratably through payroll deductions or as a lump-sum for the outstanding loan balance.
Hardship Withdrawals - No amounts may be withdrawn from a salary deferral account before a participant terminates employment with LP or attains the age of 59 1/2, except by reason of financial hardship.
Forfeited Accounts - When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account, as defined by the Plan, represents a forfeiture. Forfeitures may be used to pay Plan expenses or be used to offset the amount LP would have otherwise contributed to the Plan. At December 31, 2022 and 2021, forfeited non-vested accounts totaled $266 and $59, respectively. These forfeitures will be used to reduce future employer contributions and/or pay Plan administrative expenses. During the years ended December 31, 2022 and 2021, employer contributions were reduced by $616 and $549 from forfeited non-vested accounts, respectively.
Administrative Expenses - Certain administrative expenses of the Plan are paid by the Plan as provided in the Plan document. Participants with more than one year of service are assessed a quarterly fee to offset Plan expenses. During the years ended December 31, 2022 and 2021, administrative expenses of $395 and $346, respectively, were paid by participants. Investment income is reported net of management fees and operating expenses.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan utilizes various investment securities, including common stock, mutual funds, collective trust funds, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value except for fully-benefit responsive investment contracts (Note 6). The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. LP's common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Shares of mutual funds held by the Plan at year-end are valued at current quoted market prices. The stable value fund is stated at contract value. Contract value reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts. Collective trusts are valued at the underlying investments’ net asset value at the close of the day multiplied by the number of shares in the fund.
Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from sales of investments are recorded on the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. There were no changes in valuation methodologies during the years ended December 31, 2022 and 2021.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based upon the terms of the Plan document.
Payment of Benefits - Benefit payments are recorded when disbursed.
3.    FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2022.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Total
Common stock — LP	$34,969	$—	$34,969
Mutual funds	100,923	—	100,923
Collective trust funds	—	247,879	247,879
Total	$135,892	$247,879	$383,771

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2021.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Total
Common stock — LP	$50,628	$—	$50,628
Mutual funds	146,133	—	146,133
Collective trust funds:	—	290,990	290,990
Total	$196,761	$290,990	$487,751
4.    PLAN TERMINATION
Although it has not expressed any intention to do so, LP reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested, and the interest of each participant in the Plan will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan's terms and the IRC. Upon termination of the Plan, the Plan Administrator shall pay all liabilities and expenses of the Plan.
5.    ADMINISTRATION OF PLAN ASSETS
As of December 31, 2022 and 2021, the assets of the Plan are managed by the T. Rowe Price Trust Company (T. Rowe Price), who invests cash received, dividends and interest income, and makes distributions to participants. T. Rowe Price also administers the receipt of principal and interest on the participant loans outstanding.
6. STABLE VALUE FUND
The stable value fund (the “Fund”) is an investment option sponsored by T. Rowe Price. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's constant net asset value (NAV) of $1 per unit. Distribution to the Fund's unitholders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals, and administrative expenses.
Restrictions on the Plan - The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable. The following events may limit the ability of the Fund to transact at contract value:
•A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
•Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund
•Any transfer of assets from the Fund directly into a competing investment option
•The establishment of a defined contribution plan that competes with the Plan for employee contributions
•Complete or partial termination of the Plan or its merger with another plan

Circumstances That Affect the Fund - The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrapper contract, the wrapper issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.
The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:
•Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrapper issuer
•Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow
•Employer-initiated transactions by participating plans as described above
In the event that wrapper contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets declines. The Fund's ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrapper issuer's ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all its underlying assets. This could result from the Fund's inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of wrapper contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.
7.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of LP common stock and registered investment funds managed by T. Rowe Price. LP is the Plan sponsor and T. Rowe Price is the trustee and record keeper, as defined by the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.
At December 31, 2022 and 2021, the Plan held 590,692 and 646,175 shares, respectively, of LP common stock, the sponsoring employer, with a fair value of $34,969 and $50,628. During the years ended December 31, 2022 and 2021, there was dividend income of $541 and $508, respectively, from LP common stock.
8.     FEDERAL INCOME TAX STATUS
The Plan was amended on January 1, 2022, to adopt a prototype non-standardized Plan document sponsored by T. Rowe Price, who received an opinion letter from the IRS dated August 2020, which states that the prototype plan is qualified under the appropriate sections of the IRC. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes the Plan continues to be qualified.
Prior to the January 2022 Plan amendment, the Plan had received a determination letter from the IRS dated May 22, 2015, stating that the Plan was qualified under the IRC and therefore the related trust was exempt from taxation. Once qualified, the Plan was required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and was operated in compliance with the applicable requirements of the IRC so that the Plan is qualified and the related trust was tax-exempt throughout the periods presented.

The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements as of December 31, 2022 and 2021. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

SUPPLEMENTAL SCHEDULE

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN
EMPLOYER IDENTIFICATION NUMBER: 93-0609074 PLAN NUMBER: 040
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2022
Dollar amounts in thousands
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost **	(e) Current Value
	U.S Treasury Money Fund	Mutual Funds - Domestic Stocks		$276
	DFA U.S. Small Cap Institutional Fund	Mutual Funds - Domestic Stocks		10,056
*	T. Rowe Price Growth Stock Fund	Mutual Funds - Domestic Stocks		27,069
*	T. Rowe Price Mid-Cap Growth Fund	Mutual Funds - Domestic Stocks		15,234
*	T. Rowe Price Mid-Cap Value Fund	Mutual Funds - Domestic Stocks		10,416
	Vanguard Institutional Index	Mutual Funds - Domestic Stocks		24,368
	Vanguard Total Bond Index Adm	Mutual Funds - Domestic Stocks		1,983
	Met West Total Return Bond I	Mutual Funds - Domestic Stocks		5,704
	Vanguard Ttl International Stock Index Inst	Mutual Funds - International Stocks		4,112
*	T. Rowe Price Retirement 2005 Fund	Collective Trust		642
*	T. Rowe Price Retirement 2010 Fund	Collective Trust		3,016
*	T. Rowe Price Retirement 2015 Fund	Collective Trust		1,849
*	T. Rowe Price Retirement 2020 Fund	Collective Trust		25,219
*	T. Rowe Price Retirement 2025 Fund	Collective Trust		23,215
*	T. Rowe Price Retirement 2030 Fund	Collective Trust		56,900
*	T. Rowe Price Retirement 2035 Fund	Collective Trust		25,490
*	T. Rowe Price Retirement 2040 Fund	Collective Trust		44,565
*	T. Rowe Price Retirement 2045 Fund	Collective Trust		14,832
*	T. Rowe Price Retirement 2050 Fund	Collective Trust		13,281
*	T. Rowe Price Retirement 2055 Fund	Collective Trust		16,375
*	T. Rowe Price Retirement 2060 Fund	Collective Trust		8,182
*	T. Rowe Price Retirement 2065 Fund	Collective Trust		1,684
	Vanguard Inflation-Protected Bond	Mutual Funds - Fixed Income		1,705
*	T. Rowe Price Stable Value Fund	Stable Value		56,706
*	Louisiana-Pacific Corporation	Common stock		34,969
	Boston Partners Large Cap Value Equity	Collective Trust		5,854
	MFS International Growth Fund	Collective Trust		4,286
	PIMCO Diversified Real Asset	Collective Trust		2,489
*	Participant loans	Notes receivable from participants (interest rates between 4.25% and 8.00% maturing between 2023 and 2027)		6,380
				$446,857
*Party-in-interest
** Cost information is not required for participant-directed investments and, therefore, is not included.

EXHIBIT INDEX

23	Consent of FD, LLC

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN

By:	/s/ DEREK N. DOYLE
Derek N. Doyle
Vice President, Controller and Chief Accounting Officer

Date: June 27, 2023